SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from                           to

Commission file number 1-11073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

First Data Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001

and for the Year Ended December 31, 2002

Report of Independent Auditors

First Data Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 13, 2003

Denver, Colorado

First Data Corporation Incentive Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Investments: (See Note 2)
Cash	$1,111,392	$5,686,222
Participant loans	22,996,411	26,831,846
Investments	—	692,361,660
Investment in First Data Corporation Master Trust	663,176,218	—

Total investments	687,284,021	724,879,728
Receivables:
Employer contributions	1,148,995	1,327,310
Participant contributions	325,676	1,401,631
Dividends and other	—	51,463

Total receivables	1,474,671	2,780,404

Net assets available for benefits	$688,758,692	$727,660,132

See accompanying notes.

First Data Corporation Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Contributions:
Employer	$41,796,659
Participant	50,680,720
Rollover	9,813,396

102,290,775
Transfers from other plans	1,525,536

Total additions	103,816,311

Investment income (loss):
Plan’s interest in First Data Corporation Master Trust investment loss	(6,633,958)
Interest and dividends	9,100,991
Net depreciation in fair value of investments	(91,420,744)

Net investment loss	(88,953,711)
Deductions from net assets attributed to:
Transfers to other plans	1,409,812
Benefit payments	52,354,228

Total deductions	142,717,751

Net decrease in net assets	(38,901,440)
Net assets available for benefits at beginning of year	727,660,132

Net assets available for benefits at end of year	$688,758,692

See accompanying notes.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description

The following description of the First Data Corporation Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan to provide retirement benefits for certain employees of First Data Corporation and its participating subsidiaries (“FDC” or the “Company”), the Plan sponsor. Employees of the Company (i) who are not subject to a collective bargaining agreement, (ii) who receive compensation payable in U.S. dollars, and (iii) who are not leased employees are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligible employees may participate in the Plan and make salary deferral contributions as soon as administratively possible (prior to December 2, 2002, the first day of the month following their date of hire).

Administration

During 2002, the Plan Administrator was FDC’s Employee Benefits Administration and Investment Committee (the “EBAIC”), which was appointed by the Compensation and Benefits Committee of the Company’s Board of Directors. Effective February 5, 2003, the EBAIC was replaced by the First Data Investment Council (“FDIC”) and the First Data Employee Benefits Committee (“FDEBC”), which are also appointed by the Compensation and Benefits Committee of the Company’s Board of Directors. The FDIC establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan. The FDEBC administers and operates the Plan, and selects and monitors any recordkeepers or third-party administrators of the Plan.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

Effective November 6, 2002, the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”) was established, pursuant to which State Street Bank and Trust Company (“State Street” or “Trustee”) became the trustee, and Hewitt Associates (“Hewitt” or “Recordkeeper”) became the recordkeeper of the Plan. On and after November 11, 2002, assets held in participants’ self-directed brokerage accounts with American Express Brokerage Service transferred to Harrisdirect. As of the end of business on November 25, 2002, all of the Plan’s remaining assets were transferred from the former trustee and recordkeeper, American Express Trust Company (“AmEx”), into investment options similar to those offered by AmEx.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the trust, which reduces net investment earnings realized by participants.

Contributions and Vesting

Participants may contribute pre-tax dollars to the Plan of not less than 1% or more than 25% (6% for Highly Compensated Employees who are eligible to participate in the Company’s Supplemental Incentive Savings Plan) of their eligible compensation, subject to certain limitations imposed by Section 401(k) of the Internal Revenue Code (the “Code”). Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts. Participants are always fully vested in their elective and rollover contributions under the Plan.

Participants age 50 or over before the close of the Plan year are eligible to make an additional tax-deferred payroll contribution, subject to certain limitations imposed by the Code. Participants are fully vested in this “catch-up” contribution.

For participants who have completed at least one year of service, the Company matches 100% of participants’ pre-tax contributions up to 3% of the participant’s eligible compensation. Participants become fully vested in their matching contributions over a four-year service period: 25% after one year, 50% after two years, 75% after three years, and 100% after four years.

Certain employees with five but less than 10 years of service, whether or not otherwise enrolled in the Plan, will receive Service-Related Contributions to their Plan accounts equal to 1.5% of their eligible compensation per year. For employees with 10 or more years of service, the Company will make a Service-Related Contribution of 3% of their eligible compensation per year. Employees are always fully vested in any Service-Related Contributions made to their accounts under the Plan.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

Employees who opted out of the FDC pension plan or had their FDC pension benefit frozen, or certain employees hired prior to April 1, 1996, receive additional employer contributions (“ISP Plus Contributions”) equal to 3.4% of their eligible compensation per year, which becomes fully vested after five years of service.

The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year and terminated employment due to death, disability or retirement. Any special contributions will be allocated based on the ratio of a participant’s compensation to compensation of all eligible participants and will be made in the form of Company common stock, cash, or any combination thereof. Participants are 100% vested in special contributions. The Company did not make a special contribution in 2002.

Company matching and ISP Plus Contributions become fully vested at the employee’s retirement (defined as attaining age 65), death, or disability. All elective and Company contributions are invested in fund options as directed by participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances, subject to certain limitations. Loans made under the Plan bear interest at rates commensurate with rates charged by lending institutions (prime rate plus 1% effective December 2, 2002). The rate is fixed for the term of the loan, which can range from six months to five years or 15 (25 effective December 2, 2002) years for primary residential loans, subject to certain exceptions.

Effective January 1, 2002, a maximum of two loans per participant, one short-term and one residential, will be allowed to be outstanding at a time.

Participant Accounts

Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan. Separate accounts are maintained for each participant, whereby the participant’s account is increased for contributions and investment income and decreased for withdrawals, forfeitures, and investment losses. Investment increases and decreases are allocated daily to participant accounts based on their investment options.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Upon retirement, termination of employment with the Company, reaching age 59½, becoming permanently and totally disabled, or death, the vested portion of the balance in the participant’s account is available to the participant or designated beneficiaries. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals will be made in cash. Payout options for withdrawals upon termination of employment or retirement include lump-sum, installment, annuities, or a combination of a lump sum and any one of the other forms. Distributions upon death will be made in the form of a lump-sum payment. Effective January 1, 2003, all distributions will be made in the form of a lump-sum payment.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2002, the Company used approximately $1,696,000 of forfeitures to reduce Company contributions. At December 31, 2002 and 2001, forfeitures of approximately $693,000 and $1,325,000, respectively, were held in an unallocated account.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available, and a Company Stock Fund. Company stock, however, may not be traded in the self-directed brokerage account. A participant may elect to change their investment options daily.

Net Transfers from Other Plans

In conjunction with FDC’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to rollover their accounts into the Plan. Such rollovers are included in the “Rollover” line item of the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures and plan assets transferred into and out of the Plan from and to other Company-sponsored qualified plans as a result of employee status changes are included in the “Transfers from/to other plans”

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

line item of the accompanying Statement of Changes in Net Assets Available for Benefits. The following summarizes such plan transfers for the year ended December 31, 2002:

Transfers from other plans:
Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining
Unit Employees	$355,967
TASQ Technology, Inc. 401(k) Retirement Plan	1,111,392
Other	58,177

$1,525,536

Transfers to other plans:
Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining
Unit Employees	$33,671
International Banking Technologies	1,327,463
Other	48,678

$1,409,812

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments are stated at fair value, except for the guaranteed investment contracts included in the AmEx Stable Value Fund investment option. Stocks and mutual funds are valued at fair value, based upon quoted market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee, based upon quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair market value.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Guaranteed investment contracts in the AmEx Stable Value Fund are presented at contract value (cost plus accrued interest) which approximates fair value. At December 31, 2001 the interest rates for the contracts ranged from 5.82% to 7.67%. In connection with the transfer of the assets from AmEx to the Trustee, the AmEx Stable Value Fund is no longer an investment option.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2002 and 2001, there were approximately $10,000 and $520,000, respectively, in benefits approved but not paid.

3. Investments

During 2002, while the Plan’s assets were maintained by AmEx, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Mutual funds	$(47,512,550)
Collective trust funds	(23,455,808)
FDC common stock	(16,059,941)
Other common stock	(4,470,762)
Government obligations	(869)
Preferred stock	(581)
Rights and warrants	438
Other	79,329

$(91,420,744)

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 was as follows:

	Shares/ Units	Fair Value
American Express Equity Index II Fund	3,919,875	$124,848,022
First Data Corp. Common Stock *	3,824,574	150,018,950
AIM Balanced Class A Fund	2,570,614	66,681,716
Fidelity Dividend Growth Fund	2,567,845	72,747,036
Janus Worldwide Fund	881,422	38,641,542

* As adjusted for a 2-for-1 stock split in June 2002.

At December 31, 2002, the Plan’s investments were held in the Master Trust. (See Note 4)

4. First Data Corporation Master Trust

As of the end of business on November 25, 2002, the Plan’s investments were transferred to the Master Trust, which was established in 2002 for the investment of assets of the Plan and the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees. The Plan held an ownership interest in the Master Trust of approximately 96% at December 31, 2002. The Plan’s interest in the net investment loss from the Master Trust was approximately 99% for the period from November 26, 2002 to December 31, 2002.

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

As of December 31, 2002, the condensed statement of net assets for the Master Trust is as follows:

Investments, at fair value:
Cash	$5,126,942
Mutual funds	360,257,423
Collective trust fund	180,518,227
FDC common stock	136,021,814
Other common stock	9,356,279
Government obligations	122,609
Preferred stock	31,005
Other	14

691,434,313
Dividend and interest receivable	954,642

Total assets	$692,388,955

The investment balance includes 3,841,339 shares of FDC common stock having fair value of $136,021,814 as of December 31, 2002. As of December 31, 2002, the Master Trust has accrued approximately $77,000 in dividends from FDC common stock for the period from November 26, 2002 through December 31, 2002.

The net investment income (loss) of the Master Trust for the period from November 26, 2002 through December 31, 2002 is as follows:

Interest and dividends	$4,894,133
Net depreciation in fair value of investments	(11,598,108)

Net investment loss	$(6,703,975)

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

For the period from November 26, 2002 through December 31, 2002, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(18,525,126)
Collective trust fund	4,365,516
FDC common stock	2,503,369
Other common stock	65,526
Government obligations	7,130
Preferred stock	(6,037)
Other	(8,486)

$(11,598,108)

5. Income Tax Status

The Plan received a determination letter dated April 9, 2003 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since applying for this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002.

6. Party-in-Interest Transactions

Certain Plan investments were shares of funds managed by the Trustee and AmEx, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2001, the AmEx Company Stock Fund held 3,824,574 shares of FDC common stock valued at $150,018,950, as adjusted for a 2-for-1 stock split in June 2002. The Plan received approximately $229,000 in dividends from FDC common stock for the period from January 1, 2002 to November 26, 2002.

At December 31, 2002, the Company Stock Fund within the Master Trust held 3,841,339 shares of FDC common stock valued at $136,021,814. As of December 31, 2002, the Master Trust has accrued approximately $77,000 in dividends from FDC common stock for the period from November 26, 2002 through December 31, 2002.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$688,758,692	$727,660,132
Amounts allocated to withdrawing participants	(10,080)	(520,357)

Net assets available for benefits per the Form 5500	$688,748,612	$727,139,775

Benefits paid to participants per the financial statements	$52,354,228
Add: Amounts allocated to withdrawing participants at December 31, 2002	10,080
Less: Amounts allocated to withdrawing participants at December 31, 2001	(520,357)

Benefits paid to participants per the Form 5500	$51,843,951

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

First Data Corporation Incentive Savings Plan

EIN: 47-0731996

Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	Shares/Units	Current Value
	Cash Equivalents
*	Franklin Templeton Bank & Trust	Cash and cash equivalents	1,111,392	$1,111,392
*	Participant Loans
	Plan participants	Interest rates ranging from 5.75% to 10.5%	22,996,411	22,996,411

	Total Investments			$24,107,803

*	Denotes a party-in-interest to the Plan. (See Note 6)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

FIRST DATA EMPLOYEE BENEFITS COMMITTEE, as Plan Administrator

Date: June 27, 2003	By:	/s/ Monica D. Raak
Monica D. Raak
SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Ernst & Young LLP

99.1	Section 906 Certification — CEO

99.2	Section 906 Certification — CFO